Exhibit 99.1

RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
NASDAQ Trading Symbol: GOLD

STRONG FIRST-HALF PERFORMANCE POSITIONS RANDGOLD TO DELIVER ON 2017 TARGETS

London, 3 August 2017 – Randgold Resources has sustained its strong performance record with second-quarter results that have positioned it well to achieve its guidance for 2017.

Results for the quarter and the half-year to June, published today, show continuing growth in production and profit and a further reduction in total cash cost per ounce. The company’s cash pile rose over the first six months to $572.8 million despite the payment of the 2016 dividend of $94.0 million.

The Q2 profit of $102.8 million was up 21% on the previous quarter and the half-year profit of $187.7 million was up 53% on the corresponding period in 2016. Production of 341 316 ounces for the quarter and 663 786 ounces for the half-year were 6% and 16% higher respectively, while total cash cost per ounce of $572 for the quarter and $595 for the half-year were down 8% and 13%. Earnings per share of $0.89 for the quarter and $1.64 for the half-year were up 20% and 49%.

Chief executive Mark Bristow said the second quarter had been a good one for Randgold, both operationally and on the exploration and new business front.

The flagship Loulo-Gounkoto complex delivered another robust performance, Tongon increased its production and Kibali finalised preparations for its underground ramp-up later this year while significantly improving its plant stability and recoveries. Morila’s numbers were in line with plan and it completed the permitting process for mining the Domba satellite deposit.

“At this stage the outlook is positive, and Randgold is trending towards the top end of its 2017 production guidance range at a total cash cost below $600 per ounce,” Bristow said.

Brownfields and greenfields exploration again made significant advances, with the former continuing to extend the known reserves at Randgold’s mines and projects and the latter hunting for the company’s next world-class discovery within its extensive target portfolio.

“Our greenfields work continued to focus on identifying major structures capable of hosting multi-million ounce orebodies. A number of these structures have already been defined across the portfolio and we are making significant progress in prioritising targets that could meet our criteria. I believe we are well on our way to achieving our goal of defining three new projects that pass our investment filters within five years,” Bristow said.

He said the extension drilling at Loulo, Gounkoto and Kibali should replace and, in some cases, add to the group’s reserve base at similar grades. On the greenfield front, Bristow highlighted the progress at the Fonondara and Gbongogo targets in Côte d’Ivoire, as well as the potential for the Saba structure, north of Gara, and the Domain Boundary structure, south of Gounkoto, to become advanced drill targets. Latest results from the Sofia satellite deposit have also confirmed its potential to increase in size and add to the Massawa project in Senegal, he said. A feasibility study on the project is currently underway.

RANDGOLD ENQUIRIES:

Chief Executive Mark Bristow +44 788 071 1386 +44 779 775 2288	Financial Director Graham Shuttleworth +44 1534 735 333 +44 779 771 1338	Investor & Media Relations Kathy du Plessis +44 20 7557 7738 Email: randgold@dpapr.com

Website: www.randgoldresources.com

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REPORT FOR THE SECOND QUARTER ENDED 30 JUNE 2017

Randgold Resources Limited (‘Randgold’) had 94.1 million shares in issue as at 30 June 2017.

Key Performance Indicators

Profit up 21% quarter on quarter and 53% on corresponding 6 months of prior year
Production up 6% quarter on quarter and 16% on corresponding 6 months of prior year
Earnings per share up 20% quarter on quarter and 49% on the corresponding 6 months of prior year
Total cash cost per ounce down 8% quarter on quarter and 13% on corresponding 6 months of prior year
Net cash of $572.8 million up 11% during the first 6 months of the year, after paying $94.0 million annual dividend
Loulo-Gounkoto delivers strong first half performance
Morila performs in line with plan and completes Domba permitting
Tongon production up 15% quarter on quarter and 38% on corresponding 6 months of prior year
Process plant upgrades produce results as Kibali prepares for underground ramp-up
Ongoing brownfields exploration highlights reserve extensions at Yalea, Gara and Kibali
Exploration along Fonondara trend in Côte d’Ivoire extends mineralisation and leads a portfolio of targets with +5km strike lengths
Randgold keeps busy with new business initiatives

SUMMARISED FINANCIAL INFORMATION

	Quarter	Quarter	Quarter	6 months	6 months
	ended	ended	ended	ended	ended
	30 Jun	31 Mar	30 Jun	30 Jun	30 Jun
$000	2017	2017	2016	2017	2016
Average gold price received ($/oz)	1 254	1 220	1 264	1 237	1 224
Gold sales[1]	422 137	409 603	354 435	831 740	700 203
Total cash costs[1]	192 441	207 723	203 817	400 164	392 780
Profit from mining activity[1]	229 696	201 880	150 618	431 576	307 423
Exploration and corporate expenditure	12 823	10 908	13 046	23 731	21 993
Profit for the period	102 788	84 924	58 721	187 712	122 644
Profit attributable to equity shareholders	84 031	69 818	49 031	153 849	103 388
Net cash generated from operations	132 346	133 111	101 480	265 457	197 249
Cash and cash equivalents[2]	572 838	600 275	272 692	572 838	272 692
Gold on hand at period end[3]	19 082	13 150	19 294	19 082	19 294
Group production (oz)	341 316	322 470	281 494	663 786	573 406
Group sales[1] (oz)	336 516	335 603	280 519	672 119	571 904
Group total cash cost per ounce[1] ($)	572	619	727	595	687
Group cash operating cost per ounce[1] ($)	508	557	661	533	624
Basic earnings per share ($)	0.89	0.74	0.52	1.64	1.10

1	Refer to explanation of non-GAAP measures provided. Randgold consolidates 100% of Loulo, Gounkoto and Tongon, 40% of Morila and 45% of Kibali in the consolidated non-GAAP measures.
2	Cash and cash equivalents excludes $17.9 million at 30 June 2017 ($7.7 million at 31 March 2017 and $12.9 million at 30 June 2016) that relates to the group’s attributable cash held in Morila, Kibali and the group’s asset leasing companies which are equity accounted.
3	Gold on hand represents gold in doré at the mines (attributable share) multiplied by the prevailing spot gold price at the end of the period.
The results in this report have been neither reviewed nor audited. All financial numbers are in US dollars ($) unless otherwise stated.

COMMENTS

Gold sales for the quarter of $422.1 million increased by 3% from $409.6 million in the previous quarter. Group sales for the quarter of 336 516oz was in line with the previous quarter. The average gold price received of $1 254/oz increased by 3% quarter on quarter (Q1 2017: $1 220/oz). Gold sales increased by 19% from the corresponding quarter of 2016, reflecting the 20% increase in ounces sold in the quarter, while the average gold price received was in line with the corresponding quarter of 2016.

Total cash costs for the quarter of $192.4 million was down 7% from the prior quarter and down 6% from the corresponding quarter of 2016. The drop in cash costs largely reflects lower mining costs at the Loulo-Gounkoto complex, in particular a reduced strip ratio, and lower processing costs at Kibali.

Total cash cost per ounce of $572/oz dropped by 8% quarter on quarter and by 21% compared to the corresponding quarter in 2016. The decrease was driven by the reduced costs and increased production at the Loulo-Gounkoto complex following increased throughput, as well as an increase in production at Tongon with increases in throughput, grade and recovery.

Profit from mining increased by 14% to $229.7 million from the previous quarter, and was up 53% on the corresponding quarter of 2016. The increase from the prior quarter reflects the increase in production and decreased costs as explained above. The increase from the corresponding quarter of 2016 reflects increased sales and costs savings, as explained above.

Exploration and corporate expenditure of $12.8 million increased by 18% quarter on quarter, and was in line with the corresponding quarter in 2016, principally due to increase greenfields exploration expenditure during the quarter, especially drilling.

Depreciation and amortisation of $42.2 million increased by 8% from the previous quarter and by 17% from the corresponding quarter of 2016, due to increases in throughput at the Loulo-Gounkoto complex and at Tongon.

Other income in the quarter of $7.5 million increased from the previous quarter, as well as the corresponding quarter of the prior year. Management fees from Kibali and Morila, were in line with the previous quarter and the corresponding quarter of the prior year. The increase from the prior quarter, as well as the corresponding quarter in 2016, is the result of a net operational foreign exchange gain of $6.2 million that was included in other income during the current quarter. These gains and losses arise from the settlement of invoices in currencies other than the US dollar, as well as the translation of balances denominated in currencies such as the CFA franc, euro and South African rand to the US dollar rate and reflects the movements in these currencies during the respective quarter.

Share of losses from equity accounted joint ventures was $3.4 million compared to losses from joint ventures of $5.2 million in the previous quarter and a $6.1 million profit in Q2 2016. Kibali’s share of equity accounted joint venture losses decreased from a loss of $5.1 million in Q1 2017 to a loss of $4.3 million in the current quarter. Profit from mining for Kibali for Q2 2017 was $23.8 million compared to a profit of $26.2 million in Q1 2017, reflecting lower gold sales, noting the timing of production and sales in the previous quarter, and slightly higher strip ratios.

The share of profits from the Kibali joint ventures is stated after depreciation of $31.4 million (Q1 2017: $32.2 million), foreign exchange losses of $6.4 million (Q1 2017: $7.3 million), a time value of money discount on the outstanding TVA (value added tax) balance of $2.7 million (Q1 2017: nil) and a tax credit value of $17.8 million (Q1 2017: $6.6 million) related to a deferred tax asset associated with tax losses/allowances carried forward.

The foreign exchange losses incurred are the result of the continued depreciation in the Congolese franc compared to the US dollar and the conversion of TVA balances owed to Kibali which are denominated in Congolese franc. Morila’s share of equity accounted joint venture profits increased from a loss of $0.2 million in Q1 2017 to a profit of $0.9 million in Q2 2017, following increased production on the back of improved grades, recoveries and throughput.

Income tax expense of $47.4 million increased by 37% from the charge in Q1 and by 120% from the charge in the corresponding quarter of 2016. The increases are mainly due to increased profits at Loulo, Gounkoto and Tongon.

Profit for the quarter was up 21% from the previous quarter and up 75% from the corresponding quarter of 2016. The movement quarter on quarter reflect the increase in profit from mining, the decrease in the share of losses of equity accounted joint ventures, partially offset by the increased depreciation and other charges during the quarter as explained above. The increase from the corresponding quarter of 2016 mainly reflects the increase in profit from mining, partially offset by the increased depreciation charge.

Basic earnings per share increased by 20% to $0.89 quarter on quarter (Q1 2017: $0.74), reflecting higher profits. Compared to Q2 2016, basic earnings per share increased by 71%.

Net cash generated from operating activities for the quarter of $132.3 million was in line with the previous quarter, and increased by 30% from the corresponding quarter in 2016, primarily reflecting the movement in profits from operations.

OPERATIONS

LOULO-GOUNKOTO COMPLEX

The combined quarterly gold production for the Loulo-Gounkoto complex was 194 091oz (Loulo 123 969oz and Gounkoto 70 122oz), an increase of 4% compared to the previous record quarter (Q1 2017: 186 366oz), due to increased throughput while the grade and recovery were in line with the prior quarter. The total cash cost per ounce decreased by 14% to $458/oz (Q1 2017: $532/oz) on the back of the higher production and lower mining unit costs, including a lower strip ratio. The complex benefited from the steady operating performance of the plant, with increased run times and sustained higher recoveries, following the improvements made to the plant over the last few quarters.

Sustainability

The complex continued contributing to community development with $0.4 million invested in the ongoing development of five incubation farms, financing of a bursary programme for 26 local students, support to the school improvement programme in conjunction with World Education NGO and donations of agriculture seeds and fertilisers to local villages. World Environment Day was celebrated through a tree planting ceremony with the Mali Ministry of Environment. No major environmental incidents were recorded during the quarter and the mines are working on the transition to the 2015 version of the ISO 14001 certification. The agribusiness continued to function well with 4.8 tonnes of vegetables produced and sold.

LOULO-GOUNKOTO COMPLEX RESULTS

	Quarter	Quarter	Quarter	6 months	6 months
	ended	ended	ended	ended	ended
	30 Jun	31 Mar	30 Jun	30 Jun	30 Jun
	2017	2017	2016	2017	2016
Mining
Tonnes mined (000)	8 574	7 482	9 924	16 056	19 498
Ore tonnes mined (000)	1 771	1 151	1 052	2 922	2 230
Milling
Tonnes processed (000)	1 223	1 163	1 212	2 386	2 423
Head grade milled (g/t)	5.4	5.4	4.8	5.4	4.8
Recovery (%)	92.3	92.4	91.0	92.4	90.9
Ounces produced	194 091	186 366	170 190	380 457	342 744
Ounces sold	192 948	186 006	170 523	378 954	340 809
Average price received ($/oz)	1 258	1 223	1 261	1 241	1 223
Cash operating costs[1] ($/oz)	382	459	572	420	526
Total cash costs[1] ($/oz)	458	532	648	495	599
Gold on hand at period end[2] ($000)	8 362	6 959	12 923	8 362	12 923
Profit from mining activity[1] ($000)	154 427	128 474	104 657	282 901	212 666
Gold sales[1] ($000)	242 776	227 507	215 093	470 283	416 951

1	Refer to explanation of non-GAAP measures provided.
2	Gold on hand represents gold in doré at the mines multiplied by the prevailing spot gold price at the end of the period.

LOULO

No Lost Time Injury (LTI) was recorded during the quarter with a Lost Time Injury Frequency Rate (LTIFR) of nil per million hours worked versus 0.70 recorded in the previous quarter. No major environmental incidents occurred during the quarter.

On a standalone basis, Loulo produced 123 969oz of gold (Q1 2017: 105 339oz) at a total cash cost of $479/oz (Q1 2017: $541/oz). The increase in production was mainly due to the higher tonnes processed and higher grade while recovery was in line with the prior quarter. Total cash cost per ounce decreased by 11% compared to the previous quarter as a result of the increased production.

Profit from mining of $95.1 million was 33% higher than the previous quarter as a result of the higher production at a lower cost of production with a slightly higher average gold price received.

Capital expenditure

Total capital expenditure for Q2 was $22.2 million, mainly in respect of the underground development ($16.0 million) and ongoing surface capital ($5.8 million). Underground capital was focused on development at Yalea ($7.5 million) and Gara ($5.9 million).

LOULO STANDALONE RESULTS

	Quarter	Quarter	Quarter	6 months	6 months
	ended	ended	ended	ended	ended
	30 Jun	31 Mar	30 Jun	30 Jun	30 Jun
	2017	2017	2016	2017	2016
Mining
Tonnes mined (000)	681	639	676	1 320	1 337
Ore tonnes mined (000)	670	632	662	1 302	1 310
Milling
Tonnes processed (000)	644	598	625	1 242	1 259
Head grade milled (g/t)	6.5	5.9	5.8	6.2	5.5
Recovery (%)	92.3	92.4	91.0	92.3	91.0
Ounces produced	123 969	105 339	105 056	229 308	204 157
Ounces sold	122 168	104 998	104 111	227 166	201 217
Average price received ($/oz)	1 258	1 223	1 262	1 242	1 225
Cash operating costs[1] ($/oz)	404	468	499	433	476
Total cash costs[1] ($/oz)	479	541	575	508	550
Gold on hand at period end[2] ($000)	6 030	3 802	8 602	6 030	8 602
Profit from mining activity[1] ($000)	95 116	71 653	71 578	166 769	135 870
Gold sales[1] ($000)	153 671	128 447	131 402	282 118	246 463

Randgold owns 80% of Société des Mines de Loulo SA (Loulo) and the State of Mali owns 20%. Randgold has funded the whole investment in Loulo by way of shareholder loans and therefore controls 100% of the cash flows from Loulo until the shareholder loans are repaid.
Randgold consolidates 100% of Loulo and shows the non-controlling interest separately.
1	Refer to explanation of non-GAAP measures provided.
2	Gold on hand represents gold in doré at the mines multiplied by the prevailing spot gold price at the end of the period.

Loulo underground

Underground ore production was higher than the previous quarter as part of the strategy to catch up on the shortfall during Q1 as a result of the four-day work stoppage in the previous quarter. Improved heading availability and improved jumbo efficiency contributed to the increased development achieved quarter on quarter.

The Yalea South lower and Yalea North blocks are expected to be mined with a bottom up echelon and this should increase flexibility. Gara Far South and Gara North are also being assessed for bottom up mining. Infill drilling of the Gara Far South extension confirms the current model which should enable the conversion of this area to reserve by year end.

The new Yalea crusher and conveyor system started commissioning in July 2017 and should improve the productivity of the trucks due to reduced hauling distance from the mining areas. Surface drill results in Yalea South lower show opportunity for the extension of high grade at depth.

LOULO UNDERGROUND RESULTS

	Quarter	Quarter	Quarter	6 months	6 months
	ended	ended	ended	ended	ended
	30 Jun	31 Mar	30 Jun	30 Jun	30 Jun
	2017	2017	2016	2017	2016
YALEA
Ore tonnes mined	384 260	362 898	379 611	747 158	754 282
Development metres	1 782	1 710	1 929	3 492	4 032
GARA
Ore tonnes mined	286 171	268 801	282 344	554 972	555 644
Development metres	1 974	1 909	1 828	3 883	3 604

GOUNKOTO

No LTIs were recorded during the quarter with an LTIFR of nil compared to 1.70 in the previous quarter. No major environmental incidents occurred during the quarter.

On a standalone basis, Gounkoto produced 70 122oz of gold (Q1 2017: 81 027oz) at a total cash cost per ounce of $421/oz (Q1 2017: $521/oz). The decrease in production was mainly due to lower head grade milled (15%), partially offset by higher tonnes processed (2%) while the recovery was in line with the prior quarter. Total cash cost per ounce decreased by 19% compared to the previous quarter on the back of lower mining unit costs and lower strip ratio, in line with the mining plan. Stockpiles were built up during the quarter and is reflected in the differential between ore mined and fed. This allows for the blending of high grade stockpile ore with lower grade ore from the start of the push back from Q3 onwards.

Profit from mining for the quarter of $59.3 million was higher than the previous quarter (Q1 2017: $56.8 million), reflecting the lower cash cost of production and slightly higher average gold price received partially offset by the lower gold production and sales.

Capital expenditure

Total capital expenditure for Q2 was $7.2 million, primarily relating to mining fleet rebuild activities ($4.4 million), water diversion development and further drill testing of the extensions of higher grade shoots within the pit ($1.9 million).

GOUNKOTO STANDALONE RESULTS

	Quarter	Quarter	Quarter	6 months	6 months
	ended	ended	ended	ended	ended
	30 Jun	31 Mar	30 Jun	30 Jun	30 Jun
	2017	2017	2016	2017	2016
Mining
Tonnes mined (000)	7 893	6 842	9 248	14 735	18 161
Ore tonnes mined (000)	1 101	519	390	1 620	920
Milling
Tonnes processed (000)	579	565	587	1 144	1 164
Head grade milled (g/t)	4.1	4.8	3.8	4.4	4.1
Recovery (%)	92.3	92.4	91.0	92.4	90.9
Ounces produced	70 122	81 027	65 134	151 149	138 587
Ounces sold	70 780	81 008	66 413	151 788	139 593
Average price received ($/oz)	1 259	1 223	1 260	1 240	1 221
Cash operating costs[1] ($/oz)	345	448	686	400	598
Total cash costs[1] ($/oz)	421	521	762	475	671
Gold on hand at period end[2] ($000)	2 332	3 157	4 321	2 332	4 321
Profit from mining activity[1] ($000)	59 311	56 821	33 078	116 132	76 795
Gold sales[1] ($000)	89 105	99 060	83 691	188 165	170 488

Randgold owns 80% of Société des Mines de Gounkoto SA (Gounkoto) and the State of Mali 20%. Randgold consolidates 100% of Gounkoto and shows the non-controlling interest separately.
1	Refer to explanation of non-GAAP measures provided.
2	Gold on hand represents gold in doré at the mines multiplied by the prevailing spot gold price at the end of the period.

MORILA

The quarter ended with no LTIs recorded and the LTIFR was nil (Q1 2017: nil). No major environmental incidents occurred during the quarter.

The mine produced 16 057oz of gold during the quarter, an 18% increase on the previous quarter (Q1 2017: 13 569oz). This followed improved throughput as the mine continued to optimise the tailings storage facility (TSF) reclamation operations. About 60% of the material fed originated from the coarser wall in line with the strategy to regrind the coarser material while the mill is still running, meanwhile the decapping operation continues to expose the finer in-dam-basin material.

The total cash cost for the quarter was $927/oz, a 14% decrease compared to the previous quarter (Q1 2017: $1 074/oz). This improvement followed from better control of the TSF operations and increased production. The decapping operation improved remarkably with 1 925kt of waste material hydro sluiced to the pit.

The Domba project has now received full endorsement from the community and government authorities and agreement has been reached to begin mining in early September. This should allow a small stockpile to be campaign fed from the beginning of November, and is expected to finish by the end of December. A relocation agreement has been reached with community representatives including the specific terms and detailed programme for the relocation of affected houses.

The Ntiola and Viper project evaluation and development programmes continued during the quarter with resource drilling and the Environmental and Social Impact Assessment preparation works. Following a successful feasibility study, a decision to exercise the option to acquire the deposits was made in April 2017 and the mine is in the process of effecting the necessary transfer of a portion of the Birimian permits.

Sustainability

In line with the closure plan and strategy, the mine is continuing to work on the establishment of a viable and sustainable agricentre before the end of mining operation, in partnership with local entities involved in agribusiness. A Terms of Reference based on the successful Songhai model and using the existing mine assets was presented to the Morila closure committee for inputs prior to conducting a feasibility study which is now in progress.

Capital expenditure

Capital expenditure amounted to $0.2 million for the quarter and relates to the drilling programme for the evaluation of the Ntiola and Viper deposits.

MORILA RESULTS

	Quarter	Quarter	Quarter	6 months	6 months
	ended	ended	ended	ended	ended
	30 Jun	31 Mar	30 Jun	30 Jun	30 Jun
	2017	2017	2016	2017	2016
Mining
TSF material processed (000)	-	1 420	-	-	-
Milling
Tonnes processed (000)	1 482	1 434	821	2 916	1 590
Head grade milled (g/t)	0.6	0.6	0.6	0.6	0.7
Recovery (%)	61.1	57.5	87.5	59.4	88.9
Ounces produced	16 057	13 569	14 432	29 626	30 623
Ounces sold	16 422	13 767	14 432	30 189	30 623
Average price received ($/oz)	1 268	1 236	1 278	1 254	1 238
Cash operating costs[1] ($/oz)	850	1 000	919	919	879
Total cash costs[1] ($/oz)	927	1 074	996	994	953
Profit from mining activity[1] ($000)	5 611	2 231	4 065	7 842	8 715
Attributable (40%)
Gold sales[1] ($000)	8 330	6 808	7 375	15 138	15 161
Ounces produced	6 423	5 428	5 773	11 851	12 249
Ounces sold	6 568	5 507	5 773	12 075	12 249
Profit from mining activity[1] ($000)	2 244	892	1 626	3 136	3 486
Gold on hand at period end[2] ($000)	578	761	-	578	-

Randgold owns 40% of Société des Mines de Morila SA (Morila) with the State of Mali and joint venture partner owning 20% and 40% respectively. The group equity accounts for its 40% joint venture holding in Morila.
1	Refer to explanation of non-GAAP measures provided.
2	Gold on hand represents gold in doré at the mines multiplied by the prevailing spot gold price at the end of the period.

TONGON

There were three LTIs and no major environmental incidents in Q2 2017. The LTIFR was 2.48, compared to nil in Q1 2017. A comprehensive safety corrective action plan was implemented, inclusive of retraining of all personnel on carrying out effective risk assessments prior to each task, ensuring standard operating procedures are in place and that the supervisors enforce them and re-implementing planned task observations and job hazard analysis.

Tongon produced 77 260oz of gold in Q2 2017, up 15% from the previous quarter (Q1 2017: 67 220oz), mainly as a result of the 9% increase in throughput and a small increase in recovery and grade.

Total cash cost per ounce in Q2 2017 increased marginally to $639/oz (Q1 2017: $629/oz) on the back of the higher strip ratio in line with plan and a small increase in recovery and grade.

The grid to generated power was 94:6 for Q2, in line with Q1, but an improvement on the corresponding prior year quarter. Grid power instability was mainly caused by voltage and frequency fluctuations on the international power line between Côte d’Ivoire, Mali, Burkina Faso and Ghana. A new powerhouse double bus bar system was installed and commissioned in Q2 giving the mine better power usage flexibility and better management of grid power supply instability.

Q2 ore tonnes mined at 1 104kt was 4% lower than the previous quarter. During the quarter the full grade ore on ROM pad reached capacity, necessitating a change in the mining plan to reduce the ROM pad stockpile quantities and associated ore rehandling costs. The planned stockpile capacity of full grade ore will decrease in Q3 and then increase to approximately 600kt by year end, as per plan.

Profit from mining activity increased by 6% to $46.1 million in Q2 2017, mainly due to higher production and 3% higher gold sold and slightly higher average gold price received of $1 253/oz.

TONGON RESULTS

	Quarter	Quarter	Quarter	6 months	6 months
	ended	ended	ended	ended	ended
	30 Jun	31 Mar	30 Jun	30 Jun	30 Jun
	2017	2017	2016	2017	2016
Mining
Tonnes mined (000)	5 873	5 449	7 282	11 322	15 117
Ore tonnes mined (000)	1 104	1 146	962	2 250	1 872
Milling
Tonnes processed (000)	1 126	1 033	744	2 159	1 719
Head grade milled (g/t)	2.5	2.4	2.5	2.5	2.3
Recovery (%)	84.3	83.7	83.3	84.0	82.5
Ounces produced	77 260	67 220	50 391	144 480	104 513
Ounces sold	75 052	72 673	48 622	147 725	103 895
Average price received ($/oz)	1 253	1 227	1 270	1 240	1 227
Cash operating costs[1] ($/oz)	601	592	894	597	878
Total cash costs[1] ($/oz)	639	629	932	634	915
Gold on hand at period end[2] ($000)	3 545	804	2 778	3 545	2 778
Profit from mining activity[1] ($000)	46 066	43 514	16 438	89 580	32 372
Gold sales[1] ($000)	94 018	89 205	61 744	183 223	127 442

Randgold owns 89.7% of Société des Mines de Tongon SA (Tongon) with the State of Côte d’Ivoire and outside shareholders owning 10% and 0.3% respectively. Randgold consolidates 100% of Tongon and shows the non-controlling interest separately.
1	Refer to explanation of non-GAAP measures provided.
2	Gold on hand represents gold in doré at the mines multiplied by the prevailing spot gold price at the end of the period.

Sustainability

Q2 community project emphasis has been mainly on water supply system installations, in line with the community project selection for this year. Nine projects were selected by the community focusing on potable water, primary education, primary health and agriculture at a total cost of $0.5 million. The supply of potable water ranks the highest with 51% of the community project budget being allocated to Sekonkaha and Poungbe water projects. 300ha of farmland is being cultivated for maize farming with a target to have 1 000ha cultivated by 2018. Two additional projects were approved in the quarter, including the Tongon water tower and supply system.

Capital expenditure

Capital expenditure in Q2 was $3.0 million, mainly in respect of mining fleet rebuild activities ($2.0 million).

KIBALI

Tragically, one of Kibali’s hauling contractors experienced a truck collision during the quarter, resulting in two fatalities. In addition, there were two LTIs recorded during the quarter, for an LTIFR of 0.62, compared to one LTI in the prior quarter (LTIFR 0.32). This lapse in Kibali’s safety performance has prompted a mine-wide review of its safety systems and, among other initiatives, a renewed focus on behavioural based safety training programmes. No major environmental incidents occurred during the quarter.

Kibali produced 141 204oz in Q2, in line with the previous quarter and expected lower first half of the year production. Plant throughput was slightly lower than the previous quarter but still above design capacity, while recovery improved to 84.3% from 81.1% in Q1. The throughput and recovery were achieved with increased full sulphide campaigns as the plant started to see the benefit of the ultra-fine grind capacity expansion. Total cash cost per ounce increased 2% to $859/oz mainly on the back of a higher strip ratio.

Profit from mining activity was lower at $53.0 million in the current quarter (Q1 2017: $58.1 million), reflecting the higher cost of production and lower sales compared to the prior quarter which included sold ounces carried over from Q4 2016 production.

Brownfields drilling from surface and underground has shown potential for extensions of current underground reserves on the 3000 and 9000 up-plunge lodes.

Sustainability

The Gorumbwa resettlement programme is progressing on schedule, with the first phase of housing and community infrastructure handed over during the quarter. A regional development plan, including health, education and infrastructure was also agreed with the Provincial Governor, which will be rolled out in partnership with the State to improve living standards in the area.

KIBALI RESULTS

	Quarter	Quarter	Quarter	6 months	6 months
	ended	ended	ended	ended	ended
	30 Jun	31 Mar	30 Jun	30 Jun	30 Jun
	2017	2017	2016	2017	2016
Mining
Tonnes mined (000)	7 827	10 154	7 237	17 981	14 615
Ore tonnes mined (000)	1 262	1 667	1 541	2 929	3 104
Milling
Tonnes processed (000)	1 854	1 921	1 681	3 775	3 321
Head grade milled (g/t)	2.8	2.8	3.1	2.8	3.1
Recovery (%)	84.3	81.1	74.3	82.7	76.2
Ounces produced	141 204	141 013	122 532	282 217	253 109
Ounces sold	137 661	158 706	123 557	296 367	255 445
Average price received ($/oz)	1 243	1 205	1 263	1 223	1 224
Cash operating costs[1] ($/oz)	803	782	764	792	725
Total cash costs[1] ($/oz)	859	839	823	848	780
Profit from mining activity[1] ($000)	52 956	58 137	54 394	111 093	113 316
Attributable (45%)
Gold sales[1] ($000)	77 013	86 083	70 224	163 096	140 649
Ounces produced	63 542	63 456	55 139	126 998	113 899
Ounces sold	61 947	71 418	55 600	133 365	114 950
Profit from mining activity[1] ($000)	23 830	26 162	24 477	49 992	50 992
Gold on hand at period end[2] ($000)	6 597	4 626	3 593	6 597	3 593

Randgold owns 45% of Kibali Goldmines SA (Kibali) with the Democratic Republic of Congo (DRC) State and joint venture partner owning 10% and 45% respectively. The group equity accounts for its 45% joint venture holding in Kibali.
1	Refer to explanation of non-GAAP measures provided.
2	Gold on hand represents gold in doré at the mines multiplied by the prevailing spot gold price at the end of the period.

Construction of the metallurgical facility and infrastructure

Construction of the tailings return water detox facility progressed during the quarter with the upgraded system scheduled for completion in Q3. This will enable improved water management and extended life of the tailings facility.

Azambi, the third hydropower plant, also progressed during the quarter and remains on schedule for first power in Q2 2018.

Declines

The underground produced 392kt of ore from the declines in Q2, a 21% increase from the previous quarter, in line with the 2017 ramp-up schedule. In addition, Kibali completed 3.1km of development from the declines during the quarter.

KIBALI UNDERGROUND DECLINE RESULTS

	Quarter	Quarter	Quarter	6 months	6 months
	ended	ended	ended	ended	ended
	30 Jun	31 Mar	30 Jun	30 Jun	30 Jun
	2017	2017	2016	2017	2016
Ore tonnes mined	391 790	322 988	368 896	714 778	743 528
Development metres	3 066	3 194	3 134	6 260	6 022

Vertical shaft

The shaft material handling system progressed on plan during the quarter, with commissioning scheduled to begin in Q3. 524m of development from the shaft was completed during Q2.

KIBALI VERTICAL SHAFT RESULTS

	Quarter	Quarter	Quarter	6 months	6 months
	ended	ended	ended	ended	ended
	30 Jun	31 Mar	30 Jun	30 Jun	30 Jun
	2017	2017	2016	2017	2016
Off shaft development metres	524	617	928	1 141	1 344

Capital expenditure

Capital expenditure for the quarter amounted to $63.6 million. The main expenses related to the underground development ($31.7 million) including the shaft infrastructure to enable ore hoisting in Q4. Additional capital expenditure relates to the Azambi hydro-project ($5.8 million), the Gorumbwa resettlement project (RAP) ($8.4 million) and stripping activities mainly at the Pakaka and Kombokolo pits ($5.1 million).

DEVELOPMENT PROJECTS

SENEGAL

Massawa feasibility project

Work continued on the Massawa and Sofia deposits. Trenching of the Sofia North extension confirmed consistent economic mineralisation over a 600m strike and follow-up drilling was initiated. Metallurgical testwork continued which confirmed previous work showing a relatively easy to treat ore with good overall leach kinetics.

Drilling on three of the four pilot plant test blocks on the Central Zone of Massawa was completed. A 2.5t sample for the first pilot plant run has been collected and shipped, with testwork expected to take place in Q3. Flotation optimisation work continued on the North Zone sulphide samples with concentrate being collected for the bioxidation pilot plant tests planned for Q3 and Q4. Hydrological drilling continues and will be used to complete the final groundwater model to determine pumping required for mining. Detailed environmental and social field studies are complete and baseline reports are due in August. Column leach tests continue on all material types to conclusively model expected pollution plumes from each material type. Sterilisation drilling south of the Massawa Central Zone confirmed weak mineralisation to the south. Drilling continues on all of the proposed infrastructural sites.

EXPLORATION ACTIVITIES

The identification of and focus on the multi-km structures which control district-scale gold mineralisation has continued through the quarter with strong results confirming the potential across the portfolio. In total, the group is working on targets on 18 separate structures on our projects, which range in scale from 8km to 50km. The most advanced targets on these structures includes Sofia and other Massawa satellites in Senegal, the Fonondara and Gbongogo targets in Côte d’Ivoire and the Agbarabo-Rhino target at Kibali, all of which have confirmed continuous, high grade mineralisation results this quarter. In Central Africa, our exploration on the Archean belts is genuinely pioneering and early observations from this work are encouraging. Brownfields exploration has focused on Gara, Yalea and KCD.

MALI

Loulo

This quarter, advanced grade control drilling intersected strong mineralisation at the southern limit of the Yalea block model: 26.4m @ 11.23g/t from 552.35m (YaDH21) and 38.4m @ 4.55g/t from 504.5m (YaDH22), confirming the high grade mineralisation being projected into the adjacent Yalea Plunge exploration target. A Q3 drilling programme is planned to extend this target, which has a sectional potential of approximately 0.5Moz @ 5g/t calculated from existing wide-spaced drilling.

An economic analysis at Loulo 3 returned positive results for a low tonnage, high grade (+7g/t) underground operation. Scout drilling is planned in Q3 to test the tenor and width of the main MZ2 silica-carbonate structure that has the potential to supply a supplementary high grade feed to the existing Loulo plant.

The southern 4km portion of the 8.5km long Saba target, which is the northern extension of the Gara deposit, will be drill tested in Q3 following the identification of an area of increased Gara-style tourmaline alteration, mineralisation and folding within the target.

Gounkoto

At Gounkoto, follow-up drilling at MZ4 is being motivated to test the vertical dimensions of the mineralised shoot, which has sectional potential of 163.9kt @ 3.06g/t for 16koz and would be located within the super pit. Potential for additional upside has also been identified on strike extensions to the iron structure in the south of the deposit, and in the north at the intersection of the P64 Ironstone and the Domain Boundary, which will be further tested by drilling. At Faraba North, trenching has confirmed the anastomosing geometry of north trending, steep easterly dipping silica-carbonate shears that host higher grade mineralisation. Near surface drilling has been motivated to test the open pit potential of the target. Observations of the Domain Boundary in the Gounkoto pit and in field trenches highlight the potential for structurally blind mineralisation associated with this structure. At Sanoussira, the surface trace of the Domain Boundary has been identified from exploration pits and trenches beneath cover. One historical trench on the Domain Boundary included a result of 13.6m @ 6.98g/t from 84.6m (including 5.4m @ 15.83g/t from 85.6m) which will be drill tested in Q3.

Bakolobi JV (Taurus Gold)

At Bakolobi, the exploration team has initiated a programme of six trenches to test and extend the Barala and Dioula West targets along strike in the central part of the permit. The first trench has just been completed at Barala, located 200m to the north of BKTR025 (32.85m @ 0.86g/t) and confirms the continuity of the alteration zone over 20m with silica, albite, and carbonate alteration. Results are pending. A follow-up drilling programme is being planned for the three main targets on the project. At Dioula-Gamaye, vectors to deeper mineralisation are being sought to enable drillholes to test, deep, blind, Fekola-type mineralisation while at Koliguinda a shallow RC programme is being designed to test for extensive, near surface oxide mineralisation.

Bena

Four diamond drillholes were completed on the Sinsinko target during the quarter testing a model with bedding and shearing dipping in opposing directions. Results were generally weak with best intersection from the northern hole SNDH005 located next to Sinsinko Village intersecting 12.60m @ 1.26g/t from 86.70m including 3.15m @ 2.24g/t within weak to moderately altered pink quartzite and altered breccias. This hole is located 1.3km to the north of the orpaillage zone where historic diamond hole SNDH001 intersected a wide zone of alteration and mineralisation with 20.20m @ 1.93g/t including 4.2m @ 7.1g/t. A low grade target of 1g/t to 1.5g/t still exists at Sinsinko, which may be able to be trucked to one of the local plants.

Massakama JV (Alecto Minerals)

Trenching continued at Matouwa during the quarter defining a continuous but only weakly anomalous structure over 2km of strike in the NW of the project area. Further trenches are planned along strike to the south to connect Matouwa to the strongly altered Touma target to extend the prospect to 4km strike length.

At the Massu target located to the east of Matouwa, a trenching programme is currently in progress to test a NS trending alteration zone over 1.8km. The first trench excavated on the best lithosample value of 7.53g/t in the centre of the target returned a high grade intersection of 6.40m @ 4.01g/t within a wide zone of alteration and 23.2m @ 1.6g/t associated with strong silica, hematite, limonite and sericite with disseminated and massive pyrite. Recent trenches at 200m to the south and 250m to the north have confirmed the continuity of the alteration system over 500m with results of 13.7m @ 0.11g/t and 4.1m @ 0.28g/t. A programme of drilling (RC) is being designed to test those parts of the structure that are beneath hard laterites.

Mali regional

Semi detailed soil sampling, mapping and lithosampling have been completed over the two new JV permits of Ouiaga and Diangounte West, located to the north-west of the Alecto JV permits. Both permits host zones of structural complexity marked by the northern continuity of the NNW trending Matouwa shear and the presence of felsic and mafic intrusives. Results of the soil geochemistry completed this quarter are still pending and will assist in the generation of targets for follow-up work after the wet season.

SENEGAL

As the Massawa feasibility study progressed, exploration work focused on the conversion of resources at Sofia while chasing other opportunities for resource addition across the Mako belt.

Six trenches and 11 RC holes were completed during the quarter to delineate the Sofia North target at 100m spacing and to 100m VD. The programme confirmed the NS strike continuity of a sub-vertical to west dipping mineralised structure consisting of a separate main ore zone and a hangingwall zone. Significant results from the trench programme include 15.2m @ 5.02g/t and 10m @ 2.15g/t (SFTR058) and 19.7m @ 2.02g/t (SFTR056). Results from the RC drilling include 15m @ 2.02g/t from 143m (SRCC152), 8m @ 2.4g/t from 161m (SFRC154) and 16m @ 1.6g/t from 166m (SFRC156). These were higher than expected and defined a higher grade portion of the Central Zone target over 600m strike with an average width of 15m and grades between 2g/t and 3g/t. Five RC drill lines are proposed over this zone to establish geological and grade consistency before further step-out drilling, in order to define an indicated resource. Historical exploration work 800m to the north of the Sofia North target confirmed the mineralised system is open and highlights significant potential to extend the existing resource.

The current inferred resource of 123koz @ 3.57g/t at Delya, along strike to the north of Massawa, is based on historical drilling. A review of the target this quarter identified further opportunity at depth and along strike of the current resource. A new regional interpretation indicates significant upside potential to the south west of the satellite where historical RAB lines intercepted significant mineralisation of 15m @ 6.65g/t (DLRAB030), 9m @ 3.44g/t (DLRAB049) and 6m @ 2.76g/t (DLRAB039). This indicates at least 1.8km of potential high grade mineralisation to the south of the current resource. A trench and follow-up drill programme is being planned to delineate and test the strike extent of the system and establish the metallurgical characteristics of the ore.

At Massawa South, sterilisation drilling over the TSF14 area to the south of the Central Zone intersected two sub-parallel low grade (1.6g/t) mineralised zones. A sectional estimation of the two zones over ~900m strike returns 37koz @ 1.57g/t using a 0.5g/t cut-off grade. Historical CIL bottle roll test work indicates that the fresh ore is highly refractory (average recovery ~15%). Additional metallurgical test work is in progress to determine the economic viability of the mineralisation.

CÔTE D’IVOIRE

Boundiali

The Fonondara target is located on a major structure, which is anomalous along its full strike of 50km in the Boundiali permit. Recent RC drilling along the Fonondara corridor to the immediate north and south of Fonondara Main has returned strongly mineralised intersections including 10m @ 3.58g/t from 55m; 11m @ 4.71g/t including 8m @ 6.32g/t from 66m; 10m @ 9.59g/t including 4m @ 23.20g/t from 55m; and 11m @ 18.73g/t including 9m @ 22.75g/t from 92m. From this drilling, three new mineralised zones have emerged, and not only have significantly extended the initial Fonondara target from 1.3km to 8km, but highlighted a real opportunity to move the target towards a +3Moz asset. An infill RC drilling programme combined with a reconnaissance diamond programme to both confirm the continuity of this mineralisation in the large gaps in the drill coverage while extending the mineralisation along strike has started.

The second phase of bottle roll metallurgical tests on 15 RC samples collected from the northern and southern extensions to Fonondara yielded high recoveries, varying from 96% to 99% in the saprolite, 87% to 99% in the transitional material and 85% to 95% in the fresh rock. Meanwhile field traverses and reconnaissance pitting have commenced on the southern extensions of the Syama structure to provide lithological and structural information to build the framework for the exploration programme next field season.

Mankono

A trenching programme is progressing along strike to the south of Gbongogo where previous pits returned +8g/t from quartz-tourmaline veins hosted in a sheared intrusive. Six trenches have been excavated so far, which have exposed a strongly mineralised diorite, 320m south of the main Gbongogo intrusion. This intrusive locates within a +140m wide alteration system associated with brittle and ductile deformation, flat and steep quartz-tourmaline veins, strong brecciation, silica, and ankerite and tourmaline alteration. Trench intersections received from this zone include 18.50m @ 8.29g/t including 3.30m @ 44.77g/t (GBTR041), 39.40m @ 1.78g/t including 23.40m @ 2.68g/t and 15.30m @ 3.68g/t (GBTR043). This new zone of mineralisation has added a potential strike length of +500m to the original 400m long target, which remains open along strike.

Fapoha

A pitting programme has been completed over the Fapoha West targets defining two main anomalous trends. The first trend from Djoufouvogo target is over 1.5km long and between 60m to 100m in width at an average grade of 0.5g/t. The new trench DJOTR003 excavated at 150m north of DJTR001, has confirmed the overall grade from the pits and returned intersections of 56.40m @ 0.55g/t from 14.30m including 7m @ 1.65g/t; 4.50m @ 1.29g/t from 44m; and 1.70m @ 1.14g/t from 69m, all hosted within the intrusive which is foliated, locally sheared, with silica and carbonate alteration and quartz veining. The second anomalous saprolite trend is the Gaillat target and extends over 1.8km length, is 60m wide and averages 0.30g/t with a highest value of 7.29g/t. This anomalism is mostly located at the weakly sheared contact between the volcanics and a gabbro. A separate zone of high grade mineralisation up to 12g/t was intersected at a silicified andesite-gabbro contact and a follow-up trench along with an infill-pitting programme is in progress.

Nielle

At the Seydou South deposit, nine oriented diamond holes were drilled to test the geological model and understand if any along strike or down dip potential exists. Drilling confirmed the existence and orientation of three primary lodes and a minor vein lode, highlighting the complex deformation history, and closed off any along strike potential.

On the Tongon to Jubula trend, surface work focused on testing priority targets and resulted in a conclusion for both the Jubula and Seydou East targets. The work indicated both targets have the potential to host minor (<50koz) deposits in narrow discontinuous shear zones. The wide alteration system reported last quarter for Jubula was shown to be very discontinuous at depth and along strike limiting its potential to a narrow shear. Both targets have been removed from the resource triangle to allow resources to be re-allocated to more prospective areas on the permit.

At the Tongon North Zone deposit, a complete structural review of the eastern half of the deposit was undertaken to vector a first phase diamond drilling programme, which was executed late in the quarter. The programme aimed to test the controls on high grade mineralisation at the 100RL (250m VD) before considering further testing of an underground opportunity at Tongon. The review highlighted two possible controls on mineralisation: hangingwall structural intersections with the main ore zone and plunging hinges in the early fold architecture. Drilling indicates that the hangingwall structure is not a first order control on high grade mineralisation. However, the orientation of the sedimentary siltstone and carbonaceous shale units is thought to play a key role in high grade distribution and will be evaluated in the coming quarter.

Regionally a complete review of the Nielle project was started this quarter and will continue into the wet season. Four areas to be explored in the coming season are the remaining potential around the Tongon granodiorite, the northern end of the competent core granodiorite, Tongon to Nafoun east arsenic trend and the Nafoun to Koulivougou western margin trend.

DRC

Kibali

A combination of RC and diamond drillholes were drilled into the structures on the contacts of the Agbarabo-Kombokolo ironstones during the quarter with the aim of identifying new zones of high grade mineralisation and confirming continuity between plunging lodes which would lead to a materially larger resource over a strike of 250m. At Rhino NE, five reverse circulation holes were drilled across trend 60m down plunge from mineralised trenches. The drilling confirmed the two projected mineralised lenses with a weighted average of 8.4m @ 1.94g/t over a strike of 60m for lens 1 and 6m @ 1.23g/t over 60m for lens 2. The drilling confirms the down plunge continuity of mineralisation, albeit at lower grades than at surface.

Drill hole RHDD0011, drilled 120m down plunge from the Rhino oxide pit, returned 16.89m @ 3.18g/t from 134.11m including 4.2m @ 10.8g/t and 9.89m @ 1.77g/t from 171.31m including 1.02m @ 6.66g/t, again confirming open mineralisation. At Agbarabo East, ADD014 tested 100m down plunge from the high grade RC intersections close to surface and intersected the down plunge continuity of Agbarabo footwall lens returning 11.95m @ 4.39g/t from 175.36m, and 10.07m @ 0.71g/t from 104.4m including 2.97m @ 2.05g/t.

At Agbarabo, three holes targeted historical underground mining and confirmed that there is significant potential for remnant mineralisation around old stopes. The main lens, which featured very high grades and which was mined underground in the 1960s, was intersected by hole ADD013 which returned 18.22m @ 2.44g/t from 64.63m including 6.11m @ 4.94g/t in the roof of a 22.05m void and 28.7m @ 11.38g/t from 110.3m including 2m @ 129g/t beneath the void. 50m east of this hole, ADD015 intersected 26.67m @ 4.61g/t from 130m including 10.64m @ 9.64g/t, which is interpreted to be the eastern extension of the main Agbarabo deposit at depth. Further drilling in Q3 will test this model.

At Sessengue and Sessengue SW an integrated interpretation, using the core from recently drilled diamond holes, resulted in a more continuous model based on tracing the BIF units. Further work at Sessengue SW is planned to develop the target and identify a resource that can be projected down plunge beneath the 9000 lode.

The Makoke target is a 740m strike length gap between the Megi and Pamao satellite deposits where, this quarter, three trenches confirmed the continuity of the geology and mineralisation in the area which will now be tested by drilling. The hangingwall lens returned a weighted average of 9.7m @ 2.55g/t over 200m strike. The main lens returned an average of 11.59m @ 3.92g/t over 435m strike and the footwall lens returned an average of 35.92m @ 0.95g/t.

At Ikamva, two fences of reverse circulation holes confirmed a plunging recumbent fold hinge which hosts high grade mineralisation in a BIF and which appears to be opening up down plunge. Results from the western drill-fence, located approximately 100m down plunge of an old Belgian pit and 40m from IVDD0006 (31.4m @ 2.65g/t including 6m @ 7.34g/t) returned encouraging results with 150m of alteration and an average mineralised intersection of 22m @ 2.71g/t over 50m strike with best intercepts of 28m @ 3.08g/t (IVRC0083), 10m @ 3.39g/t and 8m @ 3.32g/t (IVR0084).

A drilling programme following up on these results is planned for Q3, pending a positive economic assessment. Ikamva is a satellite to the Kalimva prospect.

Moku JV (SMB)

During Q2, a gap was identified between the wider project-scale exploration and the detailed work on smaller-scale targets and artisanal workings. This quarter a number of smaller-scale targets were evaluated for potential while their domain-scale structural and lithological settings were re-evaluated.

In order to target potential zones of dilation, an auger programme was initiated to cover wide zones of intersecting structures identified along the ~12km-long Mutubi-PC-Ganga trend in the north of the project. Re-evaluation of the regional data highlighted the potential of the Meyo area. Detailed mapping is ongoing.

The Zembe target is part of the 27km anomalous KZ trend where work this quarter identified Zembe SE as a higher prospectivity target than Zembe, and a first phase soil programme is underway to cover this extension while regional mapping and lithosampling continues.

On the Moku structure, gaps between artisanal workings were evaluated initially by mapping and with follow-up augering. Based on geophysics and ground-truth mapping, three first phase auger lines were planned to target the gaps at branch points of potential splays and the intersection of an interpreted NE structure with the MT, modelled to be possible areas of dilation. Altered basalts were intersected, results pending.

Ngayu JV (Loncor/Devon)

Generative work and the integration of the geological interpretation from the VTEM survey with geochronological data collected across the belt as well as data and drill core from historical work, resulted in the identification of a major fault boundary separating older and younger geological domains. Randgold has prioritised the western half of this structure where its strike changes from NW to SW as the main area of interest in the belt and the sole focus of our work programmes going forward, with the exception of the Anguluku-Yindi trend in the SE of the belt.

A complete review of the existing work has also been completed this quarter to define new areas of interest along this fault boundary and to populate the resource triangle with targets with the potential to pass our filters.

GENERATIVE

The generative team completed the regional research across NE DRC, advancing Randgold’s understanding of the region. The focus of the generative work has now returned to West Africa and the anomalous transcrustal structures such as those at Fonondara in Côte d’Ivoire.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	quarter	quarter	quarter	6 months	6 months
	ended	ended	ended	ended	ended
	30 Jun	31 Mar	30 Jun	30 Jun	30 Jun
$000	2017	2017	2016	2017	2016
REVENUES
Gold sales on spot	336 794	316 712	276 837	653 506	544 392
Total revenues	336 794	316 712	276 837	653 506	544 392
Share of (losses)/profits of equity accounted joint ventures	(3 434)	(5 217)	6 055	(8 651)	14 576
Other income	7 529	2 406	2 267	9 935	3 536
Total income	340 889	313 901	285 159	654 790	562 504
COST AND EXPENSES
Mine production costs	117 162	111 565	118 776	228 727	233 310
Movement in production inventory and ore stockpiles	(14 390)	2 102	6 176	(12 288)	6 742
Depreciation and amortisation	42 190	39 009	35 909	81 199	73 824
Other mining and processing costs	16 162	14 751	16 056	30 913	30 509
Mining and processing costs	161 124	167 427	176 917	328 551	344 385
Royalties	17 367	16 306	14 734	33 673	28 793
Exploration and corporate expenditure	12 823	10 908	13 046	23 731	21 993
Other expenses	-	-	-	-	2 011
Total costs	191 314	194 641	204 697	385 955	397 182
Finance income	1 019	769	255	1 788	850
Finance costs	(437)	(410)	(417)	(847)	(836)
Finance income/(costs) – net	582	359	(162)	941	14
Profit before income tax	150 157	119 619	80 300	269 776	165 336
Income tax expense	(47 369)	(34 695)	(21 579)	(82 064)	(42 692)
Profit for the period	102 788	84 924	58 721	187 712	122 644
Other comprehensive income
Profit on available-for-sale financial assets	-	-	1 011	-	1 600
Share of equity accounted joint ventures other comprehensive (loss)/profit	(9)	(9)	6	(18)	14
Total other comprehensive (expense)/income	(9)	(9)	1 017	(18)	1 614
Total comprehensive income	102 779	84 915	59 738	187 694	124 258
Profit attributable to:
Owners of the parent	84 031	69 818	49 031	153 849	103 388
Non-controlling interests	18 757	15 106	9 690	33 863	19 256
	102 788	84 924	58 721	187 712	122 644
Total comprehensive income attributable to:
Owners of the parent	84 022	69 809	50 048	153 831	105 002
Non-controlling interests	18 757	15 106	9 690	33 863	19 256
	102 779	84 915	59 738	187 694	124 258
Basic earnings per share ($)	0.89	0.74	0.52	1.64	1.10
Diluted earnings per share ($)	0.88	0.73	0.52	1.62	1.09
Average shares in issue (000)	94 047	93 944	93 635	93 996	93 524

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

	Unaudited	Unaudited	Audited	Unaudited
	at	at	at	at
	30 Jun	31 Mar	31 Dec	30 Jun
$000	2017	2017	2016	2016
Assets
Non-current assets
Property, plant and equipment	1 566 151	1 563 987	1 560 860	1 551 887
Cost	2 548 911	2 504 557	2 462 421	2 351 929
Accumulated depreciation and amortisation	(982 760)	(940 570)	(901 561)	(800 042)
Long-term ore stockpiles	177 477	163 571	164 706	159 563
Trade and other receivables	-	-	-	11 300
Investments in equity accounted joint ventures	1 420 466	1 408 892	1 414 211	1 436 782
Other investments in joint ventures	40 736	37 945	34 423	41 188
Total investments in joint ventures	1 461 202	1 446 837	1 448 634	1 477 970
Total non-current assets	3 204 830	3 174 395	3 174 200	3 200 720
Current assets
Inventories and ore stockpiles	124 889	124 568	119 027	133 461
Trade and other receivables	254 134	236 795	231 430	222 591
Cash and cash equivalents	572 838	600 275	516 301	272 692
Total current assets	951 861	961 638	866 758	628 744
Total assets	4 156 691	4 136 033	4 040 958	3 829 464
Equity attributable to owners of the parent	3 573 863	3 576 599	3 498 699	3 342 337
Non-controlling interests	278 963	263 909	253 258	232 520
Total equity	3 852 826	3 840 508	3 751 957	3 574 857
Non-current liabilities
Loans from minority shareholders	2 765	2 765	2 765	2 765
Deferred tax	49 332	46 229	42 386	39 837
Provision for rehabilitation	55 455	55 455	55 455	47 581
Total non-current liabilities	107 552	104 449	100 606	90 183
Current liabilities
Trade and other payables	133 959	119 997	127 377	142 677
Current income tax payable	62 354	71 079	61 018	21 747
Total current liabilities	196 313	191 076	188 395	164 424
Total equity and liabilities	4 156 691	4 136 033	4 040 958	3 829 464

These results are presented as the second quarter ended 30 June 2017. They have been prepared in accordance with International Financial Reporting Standards as adopted by the European Union (IFRS) on a basis that is consistent with the accounting policies applied by the group in its audited consolidated financial statements for the year ended 31 December 2016, and which will form the basis of the 2017 annual report. No new or amended accounting standards effective for 2017 have had a significant impact on the group. This announcement has been prepared in compliance with IAS 34 Interim Financial Reporting. These results do not include all the notes of the type normally included in an annual financial report. Accordingly, this condensed report is to be read in conjunction with the annual report for the year 31 December 2016, and any public announcements made by the group during the reporting period. While the information included in this announcement has been prepared in accordance with the recognition and measurement criteria of IFRS, this announcement does not itself contain sufficient information to comply with IFRS. The auditors’ report for the year ended 31 December 2016 was unqualified and did not include references to any matters which the auditor drew attention to by way of emphasis without qualifying their report.

Property, plant and equipment cost increased by $44.4 million for the three months ended 30 June 2017, and was mainly attributable to capital expenditure at the Loulo-Gounkoto complex of $29.4 million. Of this amount, $13.4 million was spent on the development of the Yalea and Gara underground mines, while $8.7 million was spent on ongoing capital including work on the super pit and the TSF pipeline. Ongoing capital expenditure at Tongon was $3.0 million, while $7.3 million was spent at Massawa during the quarter.

The group’s capital commitments (including its share of equity accounted joint ventures) at 30 June 2017 amounted to $26.8 million, with the majority relating to Kibali ($13.9 million attributable), Tongon ($6.9 million) and the Loulo-Gounkoto complex ($6.0 million).

The long term ore stockpiles balance of $177.5 million relates to the portion of ore stockpiles at Loulo, Gounkoto and Tongon which are expected to be processed after more than one year, in line with the respective mine plans. The 9% increase from 31 March 2017 relates to an increase in the stockpile at Gounkoto, in line with its mine plan.

Investments in equity accounted joint ventures reflect the group’s share of its equity accounted investments, mainly Kibali as well as Morila, and the group’s asset leasing joint ventures. Other investments in joint ventures reflect the group’s loans advanced to the group’s asset leasing joint ventures.

The balance of $1.5 billion in total investment in joint ventures at 30 June 2017 increased slightly against the balance at 31 March 2017 and the movement in the quarter mainly reflects loans granted to Kibali ($15.0 million) and to RAL 1 ($2.8 million).

Current inventories and ore stockpiles of $124.9 million were in line with the balances at 31 March 2017.

Trade and other receivables at 30 June 2017 increased by 7% compared to the balances at 31 March 2017. This mainly reflects increases in the TVA (value added tax) balances at Loulo due to exchange movements.

The TVA balances at Loulo and Gounkoto are expected to be recovered within one year and as such are considered short term in nature and therefore no long term portion exists at 30 June 2017 (31 March 2017: nil).

The total outstanding refundable TVA balances in Mali amount to $112 million (31 March 2017: $88 million) and include 100% of the Loulo and Gounkoto TVA receivables and the attributable portion of the Morila TVA receivable of $5 million. Morila, Loulo and Gounkoto have the legal right, under the terms of their respective mining conventions, to offset other taxes payable to the State of Mali against these refundable TVA balances. Management continues to pursue the cash settlement of these TVA balances.

The group’s share of the TVA balance at Kibali amounted to $56.0 million (31 March 2017: $58.3 million). The Morila and Kibali TVA balances are included in the group’s investment in joint ventures line.

As disclosed in Q4 2016, the International Center for Settlement of Investment Disputes’ (ICSID) arbitration tribunal issued its final and binding award in June 2016, resulting in Loulo being awarded $29.2 million in principle (together with an award for costs and interest) from the State of Mali, for monies found by the tribunal to have been wrongfully taken by the government through TVA credits. This amount was subsequently paid during the third quarter. In addition, the arbitration ruled that TVA withholding tax on foreign suppliers was due to the State of Mali, although amounts were also confirmed to be recoverable as TVA receivables such that the TVA payable is matched by an equal TVA receivable. The arbitration however related to only a portion of the various tax claims which have been received from the State of Mali in respect of its Mali operations. The outstanding claims in respect of its Mali operations totalled $174.4 million at the end of the current quarter.

Having taken professional advice, the group considers material elements of the remaining claims to be without merit or foundation and is strongly defending its position in relation to these claims and following the appropriate legal process. Accordingly, no provision has been made for the material claims and the likelihood of a material outflow of economic benefits in respect of such claims is considered remote under IFRS. Loulo, Gounkoto and Morila each have legally binding establishment conventions which guarantee fiscal stability, govern the taxes applicable to the companies and allow for international arbitration in the event a dispute cannot be resolved in the country. Management continues to engage with the Malian authorities at the highest level to resolve these outstanding fiscal issues. During the third quarter of 2016, the group received payment demands for these disputed amounts, and while it was engaged with the authorities on these demands, its office in Bamako was closed by the authorities but subsequently reopened in October. During October 2016, the group paid tax advances to the State of Mali in the amount of $25 million, to ensure that it could continue to engage with the Malian authorities to resolve the tax disputes, noting that any amounts which were legally not due would be refunded. These amounts are shown in trade and other receivables.

The decrease in cash of $27.4 million since 31 March 2017 largely reflects the strong operational cash flows from the Loulo-Gounkoto complex and the Tongon mine ($191.6 million), offset by taxes paid during the quarter ($59.3 million) and the group’s continued investment in capital expenditure in its subsidiaries ($44.2 million). The company’s annual dividend of $94.0 million was also paid during the quarter.

This report has been prepared on a going concern basis as the directors believe that based on the company's current cash resources and facilities, projected operating cash flows and capital expenditure, the company is confident it will be able to meet its obligations at the prevailing gold price for the foreseeable future, a period of not less than 12 months from the date of this report.

Deferred tax of $49.3 million increased by 7% from the balance at 31 March 2017, mainly due to changes in the Life of Mine (LoM) units of production depreciation estimates at the Loulo-Gounkoto complex and at Tongon during the quarter.

Trade and other payables of $134.0 million increased by 12% from the balance at 31 March 2017, mainly as a result of the rise in supplier and accrual balances at the Loulo-Gounkoto complex due to the timing of payments of invoices.

Current tax payable of $62.4 million decreased by 12% from the balances at 31 March 2017 due to the timing of provisional payments that were made in April 2017.

CONSOLIDATED CASH FLOW STATEMENT

	Unaudited	Unaudited	Unaudited	Unaudited
	quarter	quarter	6 months	6 months
	ended	ended	ended	ended
	30 Jun	31 Mar	30 Jun	30 Jun
$000	2017	2017	2017	2016
Profit after tax	102 788	84 924	187 712	122 644
Income tax expense	47 369	34 695	82 064	42 692
Profit before income tax	150 157	119 619	269 776	165 336
Share of losses/(profits) of equity accounted joint ventures	3 434	5 217	8 651	(14 576)
Adjustment for non-cash items	54 350	51 704	106 054	87 548
Effects of change in operating working capital items	(16 296)	(32 137)	(48 433)	(22 588)
Receivables	(22 129)	(12 963)	(35 092)	(19 386)
Inventories and ore stockpiles	(14 227)	(4 406)	(18 633)	5 286
Trade and other payables	20 060	(14 768)	5 292	(8 488)
Cash generated from operations	191 645	144 403	336 048	215 720
Dividends received from equity accounted joint ventures	-	-	-	5 000
Income tax paid	(59 299)	(11 292)	(70 591)	(23 471)
Net cash generated from operating activities	132 346	133 111	265 457	197 249
Additions to property, plant and equipment	(44 226)	(41 277)	(85 503)	(88 517)
Sale of shares in available-for-sale financial assets	-	-	-	1 982
Funds invested in equity accounted joint ventures	(17 808)	(4 184)	(21 992)	(25)
Loans repaid by equity accounted joint ventures	-	746	746	4 902
Net cash used by investing activities	(62 034)	(44 715)	(106 749)	(81 658)
Proceeds from issue of ordinary shares	-	33	33	1 262
Dividends paid to company’s shareholders	(94 046)	-	(94 046)	(52 091)
Dividends paid to non-controlling interests	(3 703)	(4 455)	(8 158)	(5 442)
Net cash used by financing activities	(97 749)	(4 422)	(102 171)	(56 271)
Net (decrease)/increase in cash and cash equivalents	(27 437)	83 974	56 537	59 320
Cash and cash equivalents at beginning of period	600 275	516 301	516 301	213 372
Cash and cash equivalents at end of period	572 838	600 275	572 838	272 692

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Number of ordinary shares	Share capital $000	Share premium $000	Other reserves[1] $000	Retained earnings $000	Total equity attributable to owners of parent $000	Non- controlling interests $000	Total equity $000
Balance - 31 Dec 2015 - audited	93 232 920	4 662	1 493 781	67 005	1 708 151	3 273 599	218 706	3 492 305
Fair value movement on available-for-sale financial assets[1]	-	-	-	1 600	-	1 600	-	1 600
Share of other comprehensive income of joint ventures[1]	-	-	-	14	-	14	-	14
Other comprehensive income	-	-	-	1 614	-	1 614	-	1 614
Net profit for the period	-	-	-	-	103 388	103 388	19 256	122 644
Total comprehensive income for the period	-	-	-	1 614	103 388	105 002	19 256	124 258
Share-based payments	-	-	-	13 219	-	13 219	-	13 219
Share options exercised	40 533	2	1 260	-	-	1 262	-	1 262
Reserves transfer on exercise of options previously expensed under IFRS 2	-	-	446	(446)	-	-	-	-
Shares vested[2]	302 029	15	24 578	(23 247)	-	1 346	-	1 346
Dividend relating to 2015	103 090	5	9 609	-	(61 705)	(52 091)	-	(52 091)
Non-controlling interest share of Gounkoto and Tongon dividend	-	-	-	-	-	-	(5 442)	(5 442)
Balance – 30 Jun 2016 - unaudited	93 678 572	4 684	1 529 674	58 145	1 749 834	3 342 337	232 520	3 574 857
Balance - 31 Dec 2016 - audited	93 803 752	4 690	1 537 326	63 141	1 893 542	3 498 699	253 258	3 751 957
Fair value movement on available-for-sale financial assets[1]	-	-	-	-	-	-	-	-
Share of other comprehensive income of joint ventures[1]	-	-	-	(18)	-	(18)	-	(18)
Other comprehensive income	-	-	-	(18)	-	(18)	-	(18)
Net profit for the period	-	-	-	-	153 849	153 849	33 863	187 712
Total comprehensive income for the period	-	-	-	(18)	153 849	153 831	33 863	187 694
Share-based payments	-	-	-	12 979	-	12 979	-	12 979
Share options exercised	500	-	33	-	-	33	-	33
Reserves transfer on exercise of options previously expensed under IFRS 2	-	-	9	(9)	-	-	-	-
Shares vested[2]	254 464	13	21 783	(19 429)	-	2 367	-	2 367
Dividend relating to 2016	-	-	-	-	(94 046)	(94 046)	-	(94 046)
Non-controlling interest share of Gounkoto dividend	-	-	-	-	-	-	(8 158)	(8 158)
Balance - 30 Jun 2017 - unaudited	94 058 716	4 703	1 559 151	56 664	1 953 345	3 573 863	278 963	3 852 826

1	Other reserves include the cumulative charge recognised under IFRS 2 in respect of share option schemes (net of amounts transferred to share capital and share premium) as well as the foreign currency translation reserve and the movements in available-for-sale financial assets.
2	Restricted shares were issued as remuneration to executive directors and senior management. Shares were also issued to executive directors following approval of their annual bonuses and to non-executive directors as fees. The transfer between ‘other reserves’ and ‘share premium’ in respect of the shares vested represents the cost calculated in accordance with IFRS 2.

NON-GAAP MEASURES

Randgold has identified certain measures that it believes will assist understanding of the performance of the business. As the measures are not defined under IFRS they may not be directly comparable with other companies’ adjusted measures. The non-GAAP measures are not intended to be a substitute for, or superior to, any IFRS measures of performance but management has included them as these are considered to be important comparables and key measures used within the business for assessing performance.

These measures are explained further below:

Total cash costs and cash cost per ounce are non-GAAP measures. Total cash costs and total cash cost per ounce are calculated using guidance issued by the Gold Institute. The Gold Institute was a non-profit industry association comprising leading gold producers, refiners, bullion suppliers and manufacturers. This institute has now been incorporated into the National Mining Association. The guidance was first issued in 1996 and revised in November 1999. Total cash costs, as defined in the Gold Institute’s guidance, include mine production, transport and refinery costs, general and administrative costs, movement in production inventories and ore stockpiles, and royalties. Total cash costs exclude costs associated with capitalised stripping activities. Total cash costs and total cash cost per ounce also include our share of our equity accounted joint ventures’ total cash costs and total cash cost per ounce.

Total cash cost per ounce is calculated by dividing total cash costs, as determined using the Gold Institute guidance, by gold ounces sold for the periods presented. Total cash costs and total cash cost per ounce are calculated on a consistent basis for the periods presented. Total cash costs and total cash cost per ounce should not be considered by investors as an alternative to operating profit or net profit attributable to shareholders, as an alternative to other IFRS measures or an indicator of our performance. The data does not have a meaning prescribed by IFRS and therefore amounts presented may not be comparable to data presented by gold producers who do not follow the guidance provided by the Gold Institute. In particular depreciation and amortisation would be included in a measure of total costs of producing gold under IFRS, but are not included in total cash costs under the guidance provided by the Gold Institute.

Furthermore, while the Gold Institute has provided a definition for the calculation of total cash costs and total cash cost per ounce, the calculation of these numbers may vary from company to company and may not be comparable to other similarly titled measures of other companies. However, Randgold believes that total cash cost per ounce is a useful indicator to investors and management of a mining company’s performance as it provides an indication of a company’s profitability and efficiency, the trends in cash costs as the company’s operations mature, and a benchmark of performance to allow for comparison against other companies.

Cash operating costs and cash operating cost per ounce are calculated by deducting royalties from total cash costs. Cash operating cost per ounce is calculated by dividing cash operating costs by gold ounces sold for the periods presented.

Gold sales is a non-GAAP measure. It represents the sales of gold at spot and the gains/losses on hedge contracts which have been delivered into at the designated maturity date. It excludes gains/losses on hedge contracts which have been rolled forward to match future sales. This adjustment is considered appropriate because no cash is received/paid in respect of these contracts. Randgold currently does not have any hedge positions. Gold sales include our share of our equity accounted joint ventures’ gold sales.

Profit from mining activity is calculated by subtracting total cash costs from gold sales for all periods presented. Profit from mining includes our share of our equity accounted joint ventures.

Gold on hand represents gold in doré at the mines multiplied by the prevailing spot gold price at the end of the period. Gold on hand includes our share of our equity accounted joint ventures’ gold on hand.

The group non-GAAP measures presented in the ‘Summarised financial information’ in the accompanying table include the group’s share of each operating mine, together with adjustments to eliminate intergroup transactions.

The accompanying table reconciles gold sales, total cash costs and profit from mining activity as non-GAAP measures, to the information provided in the statement of comprehensive income, determined in accordance with IFRS, for each of the periods set out therein.

NON-GAAP

$000	Unaudited quarter ended 30 Jun 2017	Unaudited quarter ended 31 Mar 2017	Unaudited quarter ended 30 Jun 2016	Unaudited 6 months ended 30 Jun 2017	Unaudited 6 months ended 30 Jun 2016
Gold sales per IFRS[1]	336 794	316 712	276 837	653 506	544 392
Gold sales adjustments for joint ventures[2]	85 343	92 891	77 598	178 234	155 811
Gold sales[3]	422 137	409 603	354 435	831 740	700 203
Mine production costs	117 162	111 565	118 776	228 727	233 310
Movement in production inventory and ore stockpiles[1]	(14 390)	2 102	6 176	(12 288)	6 742
Royalties including adjustment for joint ventures	21 330	20 772	18 453	42 102	36 049
Royalty adjustment for joint ventures[3]	(3 963)	(4 466)	(3 719)	(8 429)	(7 256)
Total royalties[1]	17 367	16 306	14 734	33 673	28 793
Other mining and processing costs[1]	16 162	14 751	16 056	30 913	30 509
Cash costs adjustments for joint ventures[2]	56 140	62 999	48 075	119 139	93 426
Total cash costs[3]	192 441	207 723	203 817	400 164	392 780
Profit from mining activity[3]	229 696	201 880	150 618	431 576	307 423
Ounces sold	336 516	335 603	280 519	672 119	571 904
Total cash cost per ounce sold[3]	572	619	727	595	687
Cash operating cost per ounce sold[3]	508	557	661	533	624
Gold on hand at period end[3]	19 082	13 150	19 294	19 082	19 294

1	Figures extracted from IFRS results.
2	The group includes the gold sales and cash costs associated with the joint venture results in its non-GAAP measures. The gold sales adjustments reflect our 40% share of Morila’s gold sales and 45% share of Kibali’s gold sales. The cash costs adjustments primarily reflect our 40% share of Morila’s cash costs, 45% of Kibali’s cash costs, as well as our 50.1% share in RAL 1 Limited’s (RAL 1) cash cost adjustments.
3	Refer to explanation of non-GAAP measures provided.

PRINCIPAL RISK FACTORS AND UNCERTAINTIES

The group is subject to a variety of risks and uncertainties which are the result of not only the business environment in which it operates but also of other factors over which it has little or no control. The board, as part of its role in providing strategic oversight and stewardship of the company, is responsible for the group’s systems of risk management and internal control as well as reviewing their operational effectiveness on a regular basis. We are continually evaluating risks to ensure the business achieves its strategic objectives; however the principal risks and uncertainties which could impact the group’s long term performance remain those detailed in the group’s 2016 annual report and financial statements, a copy of which is available on the group’s website www.randgoldresources.com.

The group’s strategy takes into account known risks but there may be additional risks unknown to the group and other risks, currently believed to be immaterial, which could develop into material risks. It is recognised that the group is exposed to risks wider than those listed. However, we have disclosed those we believe are likely to have the greatest impact on our business at this moment in time and those that have been the subject of debate at recent board or audit committee meetings. The principal risks and uncertainties may materialise individually, simultaneously or in combination and should be considered in connection with any forward looking statements in this document, the 2016 annual report and the information available on the group’s website.

PRINCIPAL RISK FACTORS AND UNCERTAINTIES

EXTERNAL RISKS	NATURE AND IMPACT
Gold price volatility	Gold price volatility can result in material and adverse movement in the group’s operating results, asset values, revenues and cash flows. Sustained or significant declines in the gold price will affect earnings and cash flow. Group planning, forecasting and long term financial strategy are subject to gold price assumptions and therefore changes to the gold price may have an adverse effect the group’s ability to fund its capital projects.
Country risk	The group operates in jurisdictions where changes may occur to the political environment and governments may seek a greater share of mineral wealth. Inadequate monitoring of in-country political instability and uncertainty or failure to adapt to changes to terms applicable to the group’s operations may impact the ability to sustain operations, prevent the group from making future investments or result in increased costs for the group.

Corporate, social and environmental responsibility	Some of the group’s current and potential operations are located near communities that may regard these operations as being detrimental to them. Poor management of stakeholder communication and expectations with a lack of community development activities or regard for environmental responsibility may lead to the inability to sustain operations in the area and impact the group’s ability to expand into other regions. Failure to understand social and environmental contexts can lead to insufficient planning, resourcing and costing of projects. Failure to comply with environmental regulations could lead to fines and, in the extreme, loss of operating licence.
Supply routes	Due to the remote location of the operations the disruption of supply routes may cause delays with construction and mine activities. Supply chain failures, disruptions or significantly increased costs within the supply chain could have an adverse effect on the group’s operations.
FINANCIAL RISKS	NATURE AND IMPACT
Operating and capital cost control	Operating cost and capital cost control are a key factor in the group’s profitability. Failure to control operating cost of production or operational objectives will result in reduced margins and profitability. Failure or inability to monitor capital expenditure and progress of capital projects may result in financial losses, overspend on projects and cause returns to be eroded. General cost inflation in the mining sector could affect the operations and projects resulting in significant pressure on operating and capital costs.
In-country tax regimes	The group operates in jurisdictions which may change tax or fiscal regimes and regulations and, failure to adapt to such issues may result in fines and financial losses. Inability to enforce legislation over tax or incorrectly applied legislation may result in lengthy arbitration and loss of profits.
OPERATIONAL RISKS	NATURE AND IMPACT
Production, reserves and resources	The group’s mining operations may yield less gold under actual production conditions than indicated by its gold reserve figures, which are estimates based on a number of assumptions, including mining and recovery factors, production costs and gold price. In such instances the group’s profitability may be affected should actual production be lower than indicated reserves. Should the prevailing gold price not support or sustain the valuation the carrying value of assets may be impaired.
Environmental, health, safety and security incident	The mining sector is subject extensive health, safety and environmental laws, regulations and standards alongside stakeholder expectations. Failure to maintain environmental, health and safety standards’ may result in significant environmental or safety incidents or deterioration in safety performance standards leading to loss of life or significant loss of time and disruption or damage to operations. Evolving regulation and standards could result in increased costs, litigation or in extreme cases may threaten the viability of an operation.
Risks associated with underground mining and geotechnical failure	The group has a number of underground projects which are subject to the extensive risks associated with underground mining. Failure to monitor or mitigate such risks may affect the profitability of the group and the operational performance. Failure to consider geotechnical failure in planning and then monitor the impact during operations may impact the geotechnical stability of pits and underground mining operations. Extreme weather conditions such as high rainfall may also impact the geotechnical stability of the pits and therefore could impact mining operations.
STRATEGIC RISKS	NATURE AND IMPACT
Lack of identification of new exploration targets and exploration failure	The replacement of reserves and resources is key to the long term delivery of the group’s exploration led growth strategy and therefore the lack of identification of new exploration targets may lead to a loss of revenue and an inability to grow and meet strategic objectives. Exploration and development are costly activities with no guarantee of success, but are necessary for future growth of the group.

GENERAL

As highlighted earlier in this report, the group has had a good operational quarter, especially at the Loulo-Gounkoto complex and Tongon. Consequently, the group’s overall annual key performance indicators, set at the start of the year, remain intact. As previously indicated, the group is expecting lower third quarter production, followed by a stronger fourth quarter, especially at Kibali, on the back of higher grades from the underground ramp-up.

Exploration remains core to Randgold’s growth strategy and the company’s exploration activities continue to make meaningful progress, both in respect of brownfields extensions and across its greenfields portfolio, in support of its organic growth objectives. Notwithstanding this core strategy, management routinely reviews corporate and asset acquisition opportunities, focused on Africa.

The directors confirm to the best of their knowledge that:

a)	These second quarter results have been prepared in accordance with IAS 34 as adopted by the European Union; and
b)	The interim management report includes a fair review of the information required by the FCA’s Disclosure and Transparency Rules (4.2.7R and 4.2.8R).

By order of the board

D M Bristow	G P Shuttleworth
Chief Executive	Financial Director

3 August 2017

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RANDGOLD RESOURCES NEWS UPDATES

GEOLOGY DRIVES GROWTH IN RESERVES AND RESOURCES

Randgold’s exploration programmes – from fundamental research through generative work to advanced target definition – are aimed at identifying major structures with the potential to host world-class deposits by developing a comprehensive understanding of their geology and mineralisation controls.

“Our orebodies are our most important assets because that’s where the value is embedded,” explains group GM evaluation Rod Quick. “Once we understand how these orebodies are formed, we can work out how to extend them and we can also apply that knowledge to making new discoveries. To this end we use academic research, remote tools such as geophysical surveys and in-field and on-mine observation to build models which are constantly updated.”

Group GM exploration Joel Holliday says this approach is delivering very exciting brownfields and greenfields opportunities.

“A much better understanding of the orebodies is supporting our continued success in depletion replacement at Loulo-Gounkoto. The multiple major structures in the Loulo district continue to produce new targets with Saba, Yalea South, Loulo 3 and the Gounkoto Domain Boundary being the latest to show the potential for significant undiscovered resources,” he says.

Latest results from Sofia North have shown the potential for this satellite deposit to increase in quality and add further value to the Massawa project. The Delya project to the north of Massawa could also contribute to Massawa’s economics with open high grade mineralisation.

“In Côte d’Ivoire, new drill results from Fonondara on the Boundiali permit have identified a massive system of multiple mineralised shears which could well deliver a project that meets Randgold’s investment criteria. And in the DRC, the knowledge we have gained at Kibali is being modelled into regional exploration programmes designed to find the next world-class orebody,” says Holliday.

Chief executive Mark Bristow has just completed his annual exploration review, visiting all Randgold’s projects with a team of senior exploration, resource and evaluation executives.

“I’m very encouraged by what I’ve seen. Our resource triangle is well stocked and a number of targets are already at the advanced evaluation and significant resource definition stages. We’re well positioned to deliver on our objective of defining three new projects in the next five years,” he says.

MASSAWA PROJECT SCHEDULED FOR FEASIBILITY FINALISATION

The feasibility study on Randgold’s Massawa gold project in Senegal is scheduled for completion by the middle of next year, when a final decision on its development will be made, says chief executive Mark Bristow.

Speaking at a media briefing to mark the start of the annual three week review of Randgold’s exploration projects in Senegal, Mali, Côte d’Ivoire and the DRC, Bristow said the company’s recent discovery of the nearby Sofia deposit, which has been incorporated in the project, had significantly increased Massawa’s viability, as its low-cost, high-recovery ore would enhance the overall economics.

“As per our updated prefeasibility study completed last year, Massawa has a mineable reserve of 2.6Moz and the project has an internal rate of return of 18% at a gold price of $1 000/oz, which is a little short of our investment criteria of a 3Moz reserve and a 20% internal rate of return. The detailed drilling required for the feasibility study as well as our continuing exploration of extensions to and satellites around the known orebodies should get the project across the line,” he said.

“In that case, Massawa will become the sixth mine Randgold has developed and our first in Senegal. It will also be the first of the three new projects we plan to deliver over the next five years.”

Bristow pointed to Massawa as a further example of Randgold’s long-term planning and perseverance. The company started exploring in Senegal in 1995, the year Randgold was established, discovered Massawa in 2004 and then spent a long time getting to grips with the geological and metallurgical complexities of the orebody. It has spent $85 million to date evaluating and advancing its Senegal portfolio. While developing Loulo, Tongon, Gounkoto and Kibali, Randgold kept the work on Massawa going as well, and the project finally moved to centre stage with the discovery of Sofia in 2016.

“We are also looking beyond Massawa with our sights set on expanding our exploration portfolio and continuing our search for additional discoveries and development opportunities in Senegal,” he said.

KIBALI CONTINUES TO EXCEED DESIGN THROUGHPUT AS GIANT PROJECT NEARS COMPLETION

With the final commissioning of Kibali’s shaft and materials handling system now imminent, the mammoth project’s six-year development programme is on track for completion.

At the same time, its team has made enormous operational progress, exceeding Kibali’s design throughput for the fourth consecutive quarter and successfully managing the balance of its complex and variable ores.

General manager Charles Wells attributed this to the effective integration of metallurgy into the advanced grade control programme, which has resulted in a much better anticipation of variations in the ore feed, enabling a pro-active processing response.

“It’s worth mentioning that this large and complex plant, with its daily throughput of 20 000 tonnes of ore, is now being managed by an all-Congolese team, in line with Randgold’s policy of host-country employment and development. And the promotion of Congolese has not been limited to the plant: more than half of the locally recruited workforce has been promoted over the past five years and virtually all the senior supervisory positions are now held by Congolese,” he said.

With the appointment of Patrick Manda as process manager his predecessor, Gustav du Toit, has been promoted to operations manager, in which capacity du Toit will lead the optimisation of the open cast mining and the underground ramp-up, which is the next key milestone in Kibali’s plan. He will also start preparing the underground team for the transition to owner-mining, scheduled for the middle of next year.

After the commissioning of the underground operation, the only remaining capital project at Kibali will be the completion of Azambi, its third hydropower plant. Integrating hydro and thermal power to ensure that the Kibali microgrid will always have energy available at the lowest possible cost is another critical function, and Wells points out that this too is managed by an all-Congolese team.

STEADY PERFORMANCE BY KIBALI AS IT FINALISES FULL COMMISSIONING

The two remaining components of the Kibali gold mine – its underground shaft system and third hydropower plant – are both on track, says Randgold chief executive Mark Bristow. These projects will effectively deliver the giant mine to nameplate design, scheduled for the first half of 2018.

Speaking at a media briefing in Kinshasa, Bristow said that while Kibali was working towards delivering the underground mine, it was also maintaining a steady operational performance and, as reported at the end of the first quarter, was well positioned to meet its production target of 610 000 ounces of gold this year on the back of better grades forecast from the underground ramp-up, particularly in the fourth quarter. He also pointed to ongoing brownfields exploration that was showing potential to add resources and reserves going forward.

Bristow noted that since the project was launched in 2010, Kibali had contributed $2.2 billion to the Congolese economy in the form of taxes, salaries and payments to local suppliers. The mine started production in 2013 and has repatriated more than 40% of its gold sales revenue since then, meeting and exceeding the requirements of the country’s mining code.

The government is currently again considering changes to this code and Bristow said this represented an unmissable opportunity to lay the foundations for a sustainable mining industry in the DRC.

“I am concerned, however, that the government is not engaging in open and inclusive consultations with the industry and appears to be proceeding from a pre-determined position that may put existing and future mining investments at risk,” he said.

“The mining industry is the main engine of the Congolese economy. Government and the private sector must work together to find the best way of growing this industry and to avoid potentially damaging short-term actions by realistically considering their consequences.”

Bristow said despite Randgold’s concerns about proposed revisions to the mining code and other challenges in the DRC, it was continuing to invest in the country and, in addition to ongoing exploration along Kibali’s KZ structure, was progressing work on the Moku project and the Ngayu belt. It was also investigating a number of other interesting opportunities and its commitment to the longer term was why it worried about ill-considered changes to the mining related legislation.

To complement Kibali’s extensive social responsibility programmes and projects, it was stepping up its regional engagement with stakeholders, civil society and local authorities on economic and infrastructural development in an effort to fill the void left by the current political impasse in the DRC.

Kibali’s exemplary safety record was marred recently when a Congolese contractor on the site experienced a driving accident resulting in a double fatality. Bristow said in response to this tragic accident the mine had reinforced its efforts to maintain the highest standards and best practices in its safety programmes. This included the comprehensive retraining of all employees and contractors.

DOMBA DEVELOPMENT A TRIBUTE TO STAKEHOLDER ENGAGEMENT

The proven ability of the Morila team to run a high-efficiency, low-cost operation has made the mining of some satellite deposits, notably Domba, commercially viable. While Domba’s development was officially sanctioned in 2015, Randgold has spent a further two years securing the approval of the local community.

Group community and environmental officer Hilaire Diarra says Domba is a good example of Randgold’s commitment to backing its legal permits with a social licence, and of the effectiveness of its partnership approach.

“We started consultations with the Domba village’s chief and elders in July 2015 and the following month extended these to include the Domba community in the capital Bamako, the local authorities and the government. Negotiations continued throughout 2016 with the involvement of researchers from Mali’s National Institute of Social Sciences. All issues were thoroughly canvassed and addressed in a transparent process, and on Monday 10 July the Domba community and Morila formalised their agreement in the presence of Mali’s minister of mines,” Diarra says.

“The mining of Domba will extend Morila’s life and, by strengthening its balance sheet, will enable it to continue funding its community programmes, notably the development of a commercial farming hub or agripole as Randgold’s post-mining legacy to the region.”

RANDGOLD SETS SCIENCE-BASED TARGET FOR CARBON FOOTPRINT REDUCTION

Randgold has set itself carbon footprint targets for the next 10 years in support of its host countries’ own efforts to align themselves with the Paris Agreement. The company has been reporting its carbon emissions since 2009 and is a member of the international Carbon Disclosure Project.

Technical and capital projects executive John Steele says that the use of hydropower at Kibali, the stabilisation of Côte d’Ivoire’s grid supply to Tongon and the thermal generation efficiency improvements at Loulo-Gounkoto should enable Randgold to achieve its target, as shown in the graph alongside.

However, Randgold is also considering further emission reduction measures, including the incorporation of solar energy into Loulo-Gounkoto’s microgrid and the installation of a solar power plant as part of the proposed Massawa project’s microgrid. Steele notes that the development of the West African power transmission grid, should it come about, would be a major game changer.

By taking a longer term strategic view of the situation, says Steele, Randgold will be in a better position to identify risks, reduce costs and find opportunities generated by the global shift to lower-carbon economies.

“While Randgold is fully committed to carbon reduction, we also believe that targets should be set realistically in the context of our host countries’ circumstances and development needs. It is important to bear in mind that, with little in the way of industry, they have virtually no carbon footprint compared to first world and emerging economies. They also mitigate emission excesses elsewhere. The tropical and equatorial forests of the DRC and Côte d’Ivoire, for example, are major carbon consumers,” Steele said.

CARBON DISCLOSURE PROJECT

For the first time this year, Randgold responded to the CDP (Carbon Disclosure Project) water questionnaire, a practice it plans to continue going forward. Results of the current filing are expected in October this year.

RANDGOLD’S WATER USAGE CONTINUES TO IMPROVE

Randgold’s water usage across the group continues to improve. Total water withdrawal efficiency improved in the second quarter to 1.08m³/t milled from 1.11m3/t milled in Q1, and for freshwater improved to 0.31m³/t milled from 0.53m³/t in Q1.

MALI MINES POWER AHEAD AND NEW PROJECT SECURES PRODUCTION PROFILE

Randgold’s operations in Mali are continuing to deliver a robust performance and the company’s recent decision to proceed with the development of a super pit at Loulo-Gounkoto underpins the group’s commitment to the country’s mining industry, says chief executive Mark Bristow.

Speaking at a media briefing in the Mali’s capital of Bamako, Bristow said ongoing exploration success within the Loulo and Gounkoto permits had enabled it to replace all the gold depleted by mining last year and was continuing to deliver additional reserves and resources. Preparation work was also underway on the Gounkoto super pit, which would further strengthen the complex’s position as a long-life producer with an annual output of at least 600 000 ounces.

At Morila, meanwhile, all the permitting for the development of the Domba satellite has been completed after two years of community consultation, and mining there is scheduled to start in September this year. Morila has also agreed to acquire portions of Birimian’s Ntiola and Viper permits which, together with Domba, will extend its life to the end of 2019 and possibly to early 2020.

The significance of these developments, Bristow said, was that they would secure Morila’s ability to fund its eventual closure and support the funding of its post-mining incarnation as an agri-business centre, with the objective of being part of the government’s plan to strengthen the agricultural base of its economy.

Bristow said while there were a number of new mines in the Malian pipeline, the future of the country’s gold mining industry depended on successful exploration for the next generation of discoveries and their ability to attract the necessary investment.

“The question is whether the country’s existing mining code and fiscal regime are sufficiently attractive to foreign investors. The industry and the government, led by the minister of mines, have had a very constructive engagement on this and other issues – such as the destructive impact of illegal mining – and we’ve agreed to work together to find mutually acceptable solutions,” he said.

“As far as Randgold’s disputed tax claims are concerned, we’re continuing our discussions with the authorities and are hopeful that we will be able to reach an amicable solution on the outstanding files instead of another round of arbitration proceedings. We’ve had a long and mutually rewarding partnership with Mali and its people – depending on the gold price, Randgold accounts for between 6% and 10% of the country’s GDP each year – and it’s obviously in both our interests to resolve this matter equitably.”

TONGON SUSTAINS PERFORMANCE IMPROVEMENT AS IT SEEKS TO EXTEND LIFE OF MINE

Randgold’s Tongon gold mine in Côte d’Ivoire continues to ramp-up production as it tracks its 2017 target of 285 000 ounces, says chief executive Mark Bristow.

Speaking at a media briefing in Abidjan, Bristow said with Tongon now operating to plan, its focus had shifted to finding additional reserves and resources to replace depleted ounces and extend the mine’s life beyond its current four-year horizon. At the same time, the mine has continued its engagement with employees and other regional stakeholders.

Elsewhere in Côte d’Ivoire, Randgold’s exploration programmes have defined a large target at Boundiali in the Fonondara corridor, which Bristow described as potentially the most exciting gold prospect in West Africa. The company has just completed its annual review of its exploration targets, which Bristow said had also highlighted very positive results from its other holdings in the country, underlining again Côte d’Ivoire’s exceptional prospectivity.

“The success of Côte d’Ivoire’s growing gold mining industry is a tribute to the vision and commitment shared by the government and the industry, and to a mining code which is fair to both parties,” Bristow said.

“We cannot rest on past achievements, however, and the future of the industry depends on new discoveries and developments. There have been some project failures recently and these I believe have shown the need for greater resolve and engagement by the government, particularly in the north of the country, where the new opportunities are located.”

Bristow said the single biggest challenge facing the industry was the increasing and unhindered encroachment of illegal mining, as was happening at Boundiali. While all stakeholders should address this growing problem, it was ultimately the government’s responsibility to assert the rule of law. The delivery of new projects was also being impeded by delays and difficulties in the permitting process, but the new mining cadastre system recently put in place by the ministry in charge of mines gave hope that these problems would be resolved very soon, he said.

He noted that Randgold’s $28 million contribution to a public-private partnership investment in the power infrastructure had not yet been settled despite the Ivorian power utility having earned almost $100 million from supplying the mine and surrounding communities.

Tongon last quarter declared its second dividend, of which the government’s share, including taxes, was $20 million. In total, the Tongon mine has contributed just under $1 billion to the Ivorian economy in the form of royalties, taxes, dividends, salaries, payments to local suppliers and community investments since it started production in 2010.

MALI ELEPHANT PROJECT GETS UN AWARD

The Randgold-funded Mali Elephant Project (MEP) is one of the winners of the United Nations Development Programme’s Equator Prize for 2017. The award recognises innovative solutions for tackling poverty, environment and climate challenges.

The MEP is one of Randgold’s biodiversity initiatives through which it invests some of the value it creates in the preservation of Africa’s wildlife and ecosystems. The Gourma region of Mali hosts one of only two remaining desert elephant herds in the world and Randgold’s funding is being used to employ some 600 ‘eco-guardians’ from the community to assist government conservation officers in their fight against poaching.

The company’s other biodiversity offset projects include a partnership with the big cat preservation charity Panthera to protect one of West Africa’s last lion populations in Senegal’s Niokola Koba Park. Niokolo Koba National Park in Senegal is a UNESCO heritage site endangered by poaching and the project will be helping to protect and increase the wildlife population through an intensified ranger patrol system.

In partnership with African Parks, Randgold is also engaged in an ambitious conservation programme in the DRC’s Garamba National Park.

RANDGOLD EARNS SUSTAINABILITY RECOGNITION FOR FOURTH YEAR

Randgold has been included in the internationally recognised FTSE4Good Index for the fourth consecutive year. The influential index identifies socially sustainable companies demonstrating strong Environmental, Social and Governance (ESG) practices and is designed to help socially responsible investors find appropriate stocks to invest in. Criteria for inclusion in the FTSE4Good Index have been developed with inputs from a broad range of stakeholders, including NGOs, governmental bodies, consultants, academics, the investment community and the corporate sector and are revised regularly to remain consistent with market expectations and developments in ESG practice.

“We believe that our continued inclusion in the FTSE4Good Index and the high industry rating we have achieved are a tribute to the effectiveness with which our team handles sustainability risks from energy to employment, developing communities or tackling corruption, and demonstrates the extent to which these have been prioritised in our group and operational strategies,” says group community and environmental officer Hilaire Diarra.

RANDGOLD ‘EUROPE’S MOST HONOURED COMPANY’

Institutional Investor has named Randgold as its ‘Most Honoured Company’ in its All-Europe Executive Team Survey after Randgold’s CEO, CFO and investor relations programme were voted tops in their categories in the metals and minerals sector by the magazine’s readers. The company’s website earned a second place in its class. Institutional Investor is a leading global finance magazine, focused primarily on international finance and known for its extensive industry research and rankings. The awards ceremony was held at the London Stock Exchange. Randgold’s general counsel and company secretary Martin Welsh accepted the award on the company’s behalf.

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Except for the historical information contained herein, the matters discussed in this news release are forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934, and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, the realisation of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as 'will', 'plans', 'expects' or 'does not expect', 'is expected', 'budget', 'scheduled', 'estimates', 'forecasts', 'intends', 'anticipates' or 'does not anticipate', or 'believes', or variations of such words and phrases or state that certain actions, events or results 'may', 'could', 'would', 'might' or 'will be taken', 'occur' or 'be achieved'. Assumptions upon which such forward-looking statements are based are in turn based on factors and events that are not within the control of Randgold Resources Limited (‘Randgold’) and there is no assurance they will prove to be correct. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Randgold to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to mining operations, including political risks and instability and risks related to international operations, actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in Randgold’s filings with the US Securities and Exchange Commission (the 'SEC'). Although Randgold has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Randgold does not undertake to update any forward-looking statements herein, except in accordance with applicable securities laws. CAUTIONARY NOTE TO US INVESTORS: The SEC permits companies, in their filings with the SEC, to disclose only proven and probable ore reserves. We use certain terms in this report, such as 'resources', that the SEC does not recognise and strictly prohibits us from including in our filings with the SEC. Investors are cautioned not to assume that all or any parts of our resources will ever be converted into reserves which qualify as 'proven and probable reserves' for the purposes of the SEC's Industry Guide number 7.